Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX:SVM.TO;
	NYSE - ALTERNEXT: SVM	February 17, 2009

SILVERCORP COMMENCES TRADING ON NYSE ALTERNEXT US

VANCOUVER, British Columbia – February 17, 2009 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”), is pleased to announce that its common shares have been authorized for listing on the NYSE Alternext US, formerly the American Stock Exchange and trading commenced today under the ticker symbol “SVM”.  The Company’s shares will continue to trade on the Toronto Stock Exchange under the symbol SVM.TO.

"Silvercorp is committed to raising its profile among international investors and potential global partners,” states Dr. Rui Feng, Chairman and CEO of Silvercorp.  “The listing will provide an excellent platform for us to highlight our exceptionally low-cost and profitable silver and polymetallic projects, strategically located in China, to the international financial and mining community.  We anticipate that the listing will give us greater visibility with new investors, enhance liquidity and ultimately lower the Company’s cost of capital to support continued growth.”

About Silvercorp Metals Inc.

Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the acquisition, exploration and development of silver related mineral properties in the People's Republic of China ("China").  The Company is currently operating and/or developing four silver-lead-zinc mines in the Ying Mining District of Henan Province, China.  Silvercorp is also applying for a mining permit for the newly acquired, 95% owned GC & SMT properties to profitably mine and produce silver, lead and zinc in the Guangdong Province of China.

The Company’s common shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca.